Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

02 DEC -6 AM 9:10

02060230

KG Ref. No.446

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TO: MIKE KIRK - CAZENOVE (FAX 0207 796 2118)
SARAH BAKER - WARBURG DILLON READ (FAX 0207 568 4852)
ANDERSON MORI (FAX 0081 3 6888 3108)
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SUPPL

Kelda Group plc - STOCK EXCHANGE ANNOUNCEMENT.

Please note the attached Stock Exchange Announcement.

ENDS.

Yorkshire Water PLC

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dlw 12/6

Full Text Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Interim Results
Released	07:00 5 Dec 2002
Number	6809E

KeldaGroup

KELDA GROUP PLC

Interim Results Announcement

for the six months ended 30 September 2002

HIGHLIGHTS

- Group turnover up 5.2% to £346.8m.
- Group operating profit increased 4.7% to £138.7m
- Group profit before taxation £94.2m up 3.1%.
- Adjusted earnings per share (before deferred tax) up 5.8% to 22.0p.
- Continued good performance from UK/US water businesses
    - *Yorkshire Water outperformance continues*
        - Regulated operating costs reduced by further 1.3%
        - Now number 2 in Ofwat overall performance assessment
    - Aquarion acquisitions complete and earnings enhancing

- Interim dividend increased 2.1% to 7.86p.

KEY FIGURES

	2002	2001	Increase
Group turnover	**£346.8m**	£329.8m	5.2%
Group operating profit	**£138.7m**	£132.5m	4.7%
Profit before taxation	**£94.2m**	£91.4m	3.1%
Adjusted earnings per share (excluding deferred tax)	**22.0p**	20.8p	5.8%
Interim dividend per share	**7.86p**	7.70p	2.1%

Commenting on the results, Kelda Chairman John Napier said:

"This is a good set of results based on continued strong performance by Yorkshire Water and further growth in the US. Yorkshire Water is managing to combine excellent operating and service performance with continued reduction in operating costs. Current and intermediate prospects look favourable".

For further information contact

5 December	**Richard Emmott, Kelda Group**	**0207 568 2128**
	Andrew Grant/Nigel Fairbrass,	
	Tulchan Communications	**0207 353 4200**
After 5 December	**Kelda Group Press Office**	**01274 692954**

A copy of this interim results announcement will be available on the Kelda Group website from 8 am this morning at www.keldagroup.com

CHAIRMAN'S STATEMENT

The company made good progress in the first half of the year. Group profit before tax increased by 3.1% to £94.2m (2001: £91.4m) despite a low increase in charges in Yorkshire Water and more difficult operating conditions in the US. The main profit growth contribution came from the Aquarion acquisitions completed in April. The strength of the group's balance sheet and credit rating has been maintained. The interim dividend has been increased by 2.1% from 7.70p to 7.86p.

There was an excellent operations and service performance from the main UK subsidiary Yorkshire Water which came second in the overall performance

league tables published by Ofwat. Its best ever water quality performance was reported by the Drinking Water Inspectorate. Aquarion, in the US, dealt successfully with the challenges of integrating its new acquisitions, and dry weather limitations which raised operating costs and reduced revenues for a four month period.

Yorkshire Water

In Yorkshire Water, improved operating performance has been the key to both financial performance and service quality improvements. This has helped to offset the low tariff increase of 1.2% and continue the reduction of operating costs in real terms. Yorkshire Water is confident it will achieve its outperformance prediction of £80m over the period of the current determination. Improved operating performance has also been matched by capital performance essential to future service and quality. In the first six months of this year Yorkshire Water spent £151m compared to the prior comparative period of £104m. This has had the effect of increasing depreciation charges and related operating costs but means that the regulatory outputs will be met.

We believe that the operating and capital performance of the company has been a factor in Ofwat's favourable initial draft determination on an application for interim price increases for the years 2003/04 and 2004/05. The application was based on the need for further investment and payment for previously increased costs in a number of agreed priority areas. Subject to public consultation, Ofwat's final confirmed determination is expected on 12 December.

Aquarion

The key achievement in the US was the successful acquisition of the New England operations of American Water Works, which was given regulatory approval in record time in April 2002. This has increased Aquarion's customer base by 50% or 64,000 accounts and was the main contributor to operating profit growth in the US. The acquisition has been earnings enhancing. Profit from continuing operations was affected by dry weather limitations and by adverse exchange rate movements. There was a continuing underperformance by the small Timco timber operation, which is in the process of being sold. Aquarion has also focused on organic growth, investing some $1m per annum on improving its contract operations, expertise and management. This has resulted in Aquarion being selected as preferred bidder to operate Bridgeport waste water treatment systems in Connecticut, one of the largest contracts of its type recently let in the US. The bid also benefited from the waste water expertise of Yorkshire Water.

Other activities

The other smaller supporting operations in the UK, Loop Customer Management and KeyLand Developments, continue to progress satisfactorily. The contribution from Waste Recycling Group (WRG) was reduced by one off costs.

Management

A number of changes have been made in senior management and the Board. In September, Kevin Whiteman was appointed Chief Executive of Kelda Group plc, with myself remaining as Chairman. Richard Schmidt, Chief Executive Officer of Aquarion, has been appointed to the Kelda Board. I am also pleased to announce the appointment of Martin Towers as Group Finance Director, to take effect on 1 March 2003. He is currently a director of Yorkshire Group plc and was formerly a director of Allied Textile Companies plc (now Allied Textile Companies Limited) and The Spring Ram Corporation plc. There are no further details to be disclosed pursuant to listing rule 16.4. These changes have been part of an orderly transition in the management of the company which strives to be best in class in the water industry wherever it operates.

Outlook

The second half year has begun well and the short term outlook is for progress to continue. There is an expectation that US results will improve and for Yorkshire Water operations to be on or above target. We are currently shortlisted for the major Ministry of Defence Aquatrine contract which should be

decided later this year. In the medium term, mention has already been made of the positive draft interim regulatory determination on price increases by Ofwat, which should be confirmed on 12 December and be beneficial to results for the two years from April 2003.

In the longer run, the industry will shortly face the long process of preparation and negotiation of the next price determination. At this time I can report significant progress in the dialogue between government, regulator and the industry. There is an increased consensus on the significant achievements of the industry and on the priorities that need to be addressed if we are to encourage equity and capital markets to provide the industry's long term investment funding on which all future quality improvements depend. The long term industry outlook remains cautiously positive with the added benefits of greater predictability, possibly, at a time of more national and world economic uncertainty.

Last but not least, I would like to thank, on behalf of all shareholders, the continuing determined contribution from all employees and senior colleagues to drive forward the performance of the company in all its aspects.

John Napier

Chairman

REVIEW OF THE BUSINESS

Group financial performance

The group's turnover increased by 5.2% during the period to £346.8m (2001: £329.8m). Yorkshire Water's turnover increased by 1.1% as expected, following the 1.2% overall price increase allowed by Ofwat from April. The acquisition of American Water Works New England operations by Aquarion effective from late April added £15.5m to the group's turnover. The group's share of associates' turnover increased to £72.3m (2001: £64.5m).

Group operating profit increased by 4.7% to £138.7m (2001: £132.5m). The Yorkshire Water results improved despite the low level of price increases although Aquarion's results from continuing operations were affected by the stronger pound. The Aquarion acquisitions contributed £6.3m to operating profit for the period. The group's share of associates' operating profit reduced to £8.8m (2001: £9.1m), largely as a result of the inclusion of exceptional costs in WRG's interim results published in August.

The increase in the group's interest charge reflects the continuing investment in Yorkshire Water but a lower cost of financing the group's US operations. Advantage has also been taken of the lower rates of interest currently available in the US to finance the US acquisitions, which were earnings enhancing in the period.

Group profit before taxation for the interim period also benefited from the disposal of the loss making renewable energy business and increased 3.1% to £94.2m (2001: £91.4m).

Taxation

The group's current taxation charge, which has been calculated by applying the forecast effective rate for the full year, reduced to £9.0m (2001: £11.5m). This represents a reduction in the effective current tax rate to 9.6% (2001: 12.6%), due mainly to an adjustment in respect of prior years.

The deferred tax charge for the half year of £12.4m (2001: £6.2m) has been adversely impacted by market conditions in both the US and the UK over the six months. This has significantly reduced the rate of discounting applied to the full deferred tax provision. Earnings per share correspondingly reduced by 2.1%

to 18.8p (2001: 19.2p).

Adjusted earnings per share, excluding deferred tax, increased by 5.8% to 22.0p (2001: 20.8p).

Interim dividend

An interim dividend of 7.86p per share (2001: 7.70p) will be paid on 28 February 2003 to shareholders on the register on 24 January 2003. The full cost of the dividend will be met by Yorkshire Water.

Cash flow and net debt

Cash inflow from operating activities (principally the UK and US water businesses) was £232.8m (2001: £216.1m). Net interest payments on the group's debt were £52.0m (2001: £47.1m) and the group's total capital expenditure on fixed assets was £200.7m (2001: £111.0m). Net cash outflow on acquisitions and disposals was £72.1m (2001: £0.6m), of which £76.1m was as a result of the acquisitions in the US.

Group net debt at 30 September 2002 increased to £1,618.1m (31 March 2002: £1,436.5m). Balance sheet gearing (expressed as the relationship between net debt and net debt plus shareholders' funds) increased to 48% (31 March 2002: 46%). The Yorkshire Water regulated business accounted for £1,136.4m (31 March 2002: £1,042.0m) of the group total representing a net debt to Regulatory Asset Value ratio of 40% (31 March 2002: 39%).

Yorkshire Water

Turnover increased by 1.1% to £285.5m (2001: £282.5m) following an overall increase in charges of 1.2%, with revenue growth from new customers offsetting the effect of domestic metering. Regulated operating costs were reduced by 1.3% in real terms from the equivalent period last year, although depreciation charges continue to increase as a result of the investment programme. Operating profit improved to £119.6m (2001: £119.3m) and Yorkshire Water is confident of achieving its outperformance prediction of £80m against the current determination.

Yorkshire Water continues to make considerable advances in service efficiency and quality performance. The publication of the Ofwat Levels of Service report in August confirmed that the company is now second out of the ten major water and sewerage companies in the overall performance league table. This is a substantial achievement by the company, given that in 1996/7 Yorkshire Water was ranked tenth.

Other reports from the regulators echo this performance improvement, with the Drinking Water Inspectorate's annual report again charting best ever levels of compliance (99.91%). The quality of bathing and river water continues to improve following substantial capital investment over the last two asset management plan programmes. As a result, last year's achievement of two Blue Flags for Yorkshire beaches looks set to be exceeded in the year ahead.

Regulated capital investment has accelerated considerably in the last 18 months. In the first six months of this year Yorkshire Water has spent £150.9m (2001: £104.0m) on improving services and on the quality programme.

Yorkshire Water's price limits are currently being reviewed by Ofwat following the company's application for an interim determination. This application was based on the need for further investment and increasing costs in the areas of sewer flooding, construction prices, compliance with the waste incineration directive and the impact of rising bad debt following the statutory ban on disconnection. Ofwat published its draft determination on 6 November and, subject to consultation, the announcement of Ofwat's final determination is expected on 12 December. Ofwat is proposing revised price increases (before inflation) in Yorkshire Water of 4.4% in 2003/4 and 1.3% in 2004/5. This means that the average bill for the company's customers would increase by £12 (an additional £11) over the two years. Therefore, over the whole of the period, 2000-05, customers' bills would fall by £22 on average (before inflation) rather than the £33 Ofwat anticipated at the last price review.

Yorkshire Water is determined to drive further improvements in customer service and operational efficiency, whilst at the same time continuing to reduce operating costs. The company's Integrated Customer and Operations Management system is central to this process. Since its successful completion in the last financial year, significant improvements in customer service have already transpired. For instance, customers are now offered two hour appointment slots and 98% of these appointments are met on time. Combined with the introduction of extended hours working, Yorkshire Water is confident that it has a strong platform from which to significantly improve operational efficiency, from an existing resource base.

The public private partnership project to provide waste water treatment facilities in the Aberdeen area is performing well. The company is also awaiting the results of a bid, as part of a consortium, for the contract to provide water and waste water services to Ministry of Defence sites in Wales and the south west of England.

Aquarion

Turnover increased as a result of the $224m acquisition of the New England operations of the American Water Works Company in April 2002, increasing 31.3% to £55.8m (2001: £42.5m). The acquisitions, which increased Aquarion's customer base by 50% or 64,000 accounts in four states, contributed £6.3m to an operating profit of £20.9m (2001: £17.0m) in line with expectations. Operating profit from continuing operations was affected by the dry weather limitations and start up costs in the Aquarion Services contract operations. Adverse exchange rate movements were responsible for 5% of the reduction in operating profit.

The company is developing comprehensive long term water supply and service strategies to continue Aquarion's expansion through acquisitions and in contract services. Aquarion has opened a new state of the art customer call centre to provide first rate service for its existing and newly acquired customers. The company also improved its emergency notification capabilities in Connecticut, New York, Massachusetts and New Hampshire through a telephone system that automatically calls thousands of customers within a specified time span and area.

Aquarion has significantly expanded its contract water and waste water capabilities. In June 2002 five nationally known executives joined the company to support its existing contract management experts. In November 2002 Aquarion Services was selected as preferred bidder for a $113m contract to operate Bridgeport, Connecticut's waste water treatment systems for 10 years. The contract, which was the subject of a competitive bidding process, is amongst the largest operations and maintenance opportunities currently available in the US.

KeyLand Developments

Turnover and operating profit were slightly below the first half of 2001. Operating activities centre on a number of larger sites with sales expected in the second half of the year. Planning delays have affected the timing of results and first half performance was down on budget. Projects in hand, particularly for *brownfield housing development should deliver a full year result on budget. Prospects for the second half year are encouraging.*

Loop Customer Management

Loop has implemented a number of new contracts over the past nine months and continues to explore new opportunities, primarily in the public sector. Working in partnership with Merseyside Fire and Civil Defence Authority, Loop now delivers an innovative fire safety check service to more than 700,000 households in the Merseyside area. From a new contact centre opened in Parc Menai near Bangor, Loop also provides the Wales Tourist Board with a complete customer enquiry and support service. The company is also successfully implementing contracts with Lewisham Borough Council and the DIY giant B&Q.

Waste Recycling Group

The group's share of the results of WRG has been derived from their previously published interim results for the six months ended 30 June 2002. WRG reported underlying organic trading growth of 2.3% but their interim results also included £4.9m exceptional costs. The group's share of turnover was £69.1m (2001: £59.4m) and share of operating profit £7.6m (2001: £9.1m) after goodwill amortisation of £1.7m (2001: £1.7m).

Independent review report to Kelda Group plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2002 which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Statement of Group Total Recognised Gains and Losses and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

Ernst & Young LLP

Leeds

5 December 2002

Group profit and loss account

Year ended 31 March 2002 £m		Note	Six months ended 30 September 2002 £m	30 September 2001 £m
799.8	**Turnover: group and share of associates**	2	**419.1**	394.3
(141.0)	Share of associates' turnover		**(72.3)**	(64.5)
658.8	**Group turnover**		**346.8**	329.8
658.2	Continuing operations		**331.3**	329.5
-	Acquisitions		**15.5**	-
0.6	Discontinued operations		-	0.3
658.8	**Group turnover**		**346.8**	329.8

245.0	**Group operating profit**		**138.7**	132.5
------------			------------	-----------
250.0	Continuing operations		**132.4**	134.8
-	Acquisitions		**6.3**	-
(5.0)	Discontinued operations		-	(2.3)
20.3	Share of associates' operating profit		**8.8**	9.1
------------			------------	-----------
265.3	**Operating profit: group and share of associates**	2	**147.5**	141.6
34.4	Exceptional items	3	-	-
------------			------------	-----------
299.7	**Profit on ordinary activities before interest**		**147.5**	141.6
0.2	Income from investments		-	-
(93.5)	Net interest payable - group		**(48.1)**	(46.1)
(9.3)	- associates		**(5.2)**	(4.1)

197.1	**Profit on ordinary activities before taxation**		**94.2**	91.4
	Taxation on profit on ordinary activities			
(12.0)	- current taxation	5	**(9.0)**	(11.5)
(19.0)	- exceptional taxation	3	-	-
(14.8)	- deferred tax	6	**(12.4)**	(6.2)
151.3	**Profit on ordinary activities after taxation**		**72.8**	73.7
0.1	Minority interests		**(0.2)**	0.4
151.4	**Profit attributable to shareholders**		**72.6**	74.1
(98.3)	Dividends		**(30.4)**	(29.7)
53.1	**Retained profit for the period**		**42.2**	44.4

39.3p	Basic earnings per share	8	**18.8p**	19.2p
35.3p	Adjusted earnings per share	8	**18.8p**	19.2p
39.1p	Adjusted earnings per share (excluding deferred tax)	8	**22.0p**	20.8p
39.2p	Diluted earnings per share	8	**18.8p**	19.2p
25.50p	Dividends per share		**7.86p**	7.70p

Group balance sheet

At 31 March 2002 £m		Note	**At 30 September 2002 £m**	At 30 September 2001 £m
	Fixed assets			
184.9	Intangible assets		**242.9**	185.4
3,332.2	Tangible assets		**3,513.7**	3,223.9
119.6	Investments in associated undertakings		**122.0**	114.8
25.2	Other investments		**22.8**	25.8
------------			------------	------------
3,661.9			**3,901.4**	3,549.9

------------			------------	------------
	Current assets			
3.1	Stocks		**2.5**	3.5
214.8	Debtors		**206.9**	180.8
195.5	Cash and short term deposits		**123.0**	189.8
------------			------------	------------
413.4			**332.4**	374.1
(410.8)	**Creditors: amounts falling due within one year**		**(461.2)**	(373.1)
------------			------------	------------
2.6	**Net current (liabilities) assets**		**(128.8)**	1.0
------------			------------	------------
3,664.5	**Total assets less current liabilities**		**3,772.6**	3,550.9
(1,820.3)	**Creditors: amounts falling due after more than one year**		**(1,865.6)**	(1,724.0)
	Provisions for liabilities and charges			
(149.9)	- deferred tax	7	**(166.7)**	(143.8)
(3.8)	- other		**(7.5)**	(1.5)

Year ended 31 March 2002		Six months ended 30 September 2002	30 September 2001
1,690.5	**Net assets**	**1,732.8**	1,681.6
1,690.5	**Equity shareholders' funds**	**1,732.2**	1,682.2
-	Equity minority interests	-	(0.6)
-	Non-equity minority interests	**0.6**	-
1,690.5	**Capital employed**	**1,732.8**	1,681.6

Statement of group total recognised gains and losses

Year ended 31 March 2002 £m		Six months ended 30 September 2002 £m	30 September 2001 £m
151.4	Profit attributable to shareholders	**72.6**	74.1
(1.5)	Exchange adjustments (net of tax)	**(0.4)**	(2.3)

------------			------------	------------
149.9	**Total recognised gains and losses relating to the period**		**72.2**	71.8
(138.1)	Prior year adjustment in respect of the adoption of FRS 19		-	(138.1)
------------			------------	------------
11.8	**Total recognised gains and losses since last annual report**		**72.2**	(66.3)
------------			------------	------------

Group cash flow statement

Year ended			Six months ended	
31 March			**30 September**	30 September
2002			**2002**	2001
£m		Note	**£m**	£m
387.8	**Net cash inflow from operating activities**	9	**232.8**	216.1
2.7	**Dividends received from associated undertakings**		**0.8**	0.8
(83.7)	**Returns on investments and servicing of finance**		**(52.0)**	(47.1)
(15.1)	**Taxation**		**(24.7)**	(13.7)
(236.4)	**Capital expenditure and financial investment**		**(200.7)**	(111.0)

(1.9)	**Acquisitions and disposals**	10	**(72.1)**	(0.6)
(96.3)	**Equity dividends paid**		**-**	-
9.0	**Management of liquid resources**		**15.8**	24.4
91.9	**Financing**		**43.4**	(1.3)
------------			------------	------------
58.0	**(Decrease) increase in cash in the period**		**(56.7)**	67.6
------------			------------	------------

Analysis of movement in net debt

Year ended		Six months ended	
31 March		**30 September**	30 September
2002		**2002**	2001
£m		**£m**	£m
58.0	(Decrease) increase in cash in the period	**(56.7)**	67.6
(12.7)	Increase in short term debt	**(69.7)**	(3.1)
(78.5)	Decrease (increase) in long term debt	**28.2**	4.8
(9.1)	Decrease in liquid resources	**(15.8)**	(24.4)
-	Debt acquired with subsidiary undertakings	**(81.9)**	-
0.9	Currency translation differences	**14.3**	3.0

(41.4)	**Movement in net debt in the period**	**(181.6)**	47.9
(1,395.1)	Net debt at the beginning of the period	**(1,436.5)**	(1,395.1)
(1,436.5)	**Net debt at the end of the period**	**(1,618.1)**	(1,347.2)

Notes to the accounts

The figures for the year ended 31 March 2002 have been extracted from the statutory accounts which have been filed with the Registrar of Companies and which contained an unqualified audit report and did not include a statement under section 237 (2) or (3) of the Companies Act 1985. The financial information contained in the interim financial statements does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The Interim Statement was approved by the board of directors on 5 December 2002.

1 Basis of preparation

The interim results have been prepared using the accounting policies disclosed in the Annual Report and Accounts 2002.

2 Segmental analysis of turnover and operating profit

	Turnover		Operating profit	
	Six months ended		Six months ended	
	30 September	30 September	**30 September**	30 September
	2002	2001	**2002**	2001
	£m	£m	**£m**	£m

Water services				
- UK regulated	**285.5**	282.5	**119.6**	119.3
- US continuing operations	**40.3**	42.5	**14.6**	17.0
- US acquisitions	**15.5**	-	**6.3**	-
Waste Recycling Group plc (associate)	**69.1**	59.4	**7.6**	9.1
Other activities				
- group	**5.5**	4.5	**0.6**	0.9
- associates	**3.2**	-	**1.2**	-
Discontinued operations				
- group	-	0.3	-	(2.3)
- associates	-	5.1	-	-
	------------	------------	------------	------------
	419.1	394.3	**149.9**	144.0
Corporate costs			**(2.4)**	(2.4)
	------------	------------	------------	------------
	419.1	394.3	**147.5**	141.6
	------------	------------	------------	------------
Group	**346.8**	329.8	**138.7**	132.5
Associated undertakings	**72.3**	64.5	**8.8**	9.1

	419.1	394.3	**147.5**	141.6

3 **Non operating exceptional items**

The profit of £34.4m arose in the year ended 31 March 2002. A profit of £60.3m arose on the completion of a $90m land sale to the state of Connecticut and the international conservation organisation, The Nature Conservancy. The disposal of the group's renewable energy business resulted in an exceptional loss on disposal of £25.9m.

The exceptional tax charge of £19.0m in the year ended 31 March 2002 arose on the profit on the $90m land sale.

4 **Exchange Rates**

The results of the group's US operations have been translated using average exchange rates ruling during the period. The results of Aquarion have been translated using an average exchange rate of $1.51 to the pound (2001: $1.43). Exchange rates used to translate assets and liabilities at the balance sheet date were $1.57 (2001: $1.47).

5 **Current taxation**

		Six months ended	
		30 September	30 September
		2002	2001
		£m	£m
UK Corporation tax charge		**5.1**	4.7
Overseas taxation	- current year	**4.8**	4.0
	- adjustment in respect of prior years	**(3.2)**	-
Associated undertakings		**2.3**	2.8

	9.0	11.5
	------------	------------

The group's current taxation charge comprises both mainstream corporation tax and overseas tax calculated at the estimated effective tax rates for the year.

6 **Deferred tax**

	Six months ended	
	30 September	30 September
	2002	2001
	£m	£m
Full deferred tax charge	**18.2**	18.6
Discount	**(1.6)**	(12.4)
Deferred tax asset	**(4.2)**	-
	------------	------------
	12.4	6.2
	------------	------------

7 **Deferred tax provision**

	30 September	30 September
	2002	2001
	£m	£m
At 1 April	**149.9**	138.1

Deferred tax charged to the profit and loss account	**12.4**	6.2
Acquisition of operations	**6.2**	-
Exchange difference	**(1.8)**	(0.5)
	------------	------------
Discounted provision for deferred tax	**166.7**	143.8
	------------	------------
Undiscounted provision for deferred tax	**504.6**	464.7
Discount	**(337.9)**	(320.9)
	------------	------------
Discounted provision for deferred tax	**166.7**	143.8
	------------	------------

8 **Earnings per share**

The weighted average number of shares used in the calculation of basic earnings per share (EPS) is 385.8m (2001: 385.2m) and of diluted EPS is 386.9m (2001: 386.1m).

Diluted EPS adjusts basic EPS for the effect of the exercise (at their option price) of all dilutive outstanding share options under the group's sharesave schemes.

Adjusted EPS is considered by the directors to give a better indication of the group's underlying performance, and is adjusted for exceptional items (net of tax). Adjusted EPS is also presented excluding the charge for deferred tax.

9 **Reconciliation of operating profit to net cash inflow from operating activities**

	Six months ended	
	30 September	30 September

	2002	2001
	£m	£m
Group operating profit	**138.7**	132.5
Depreciation	**71.4**	68.3
Amortisation of goodwill	**0.5**	0.6
Release of grants and contributions	**(1.6)**	(1.6)
Exchange and other adjustments	**19.2**	3.0
Decrease in stocks	**0.6**	0.9
Increase in debtors	**(4.6)**	(9.2)
Increase in creditors	**8.6**	21.6
Net cash inflow from operating activities	**232.8**	216.1

10 **Acquisitions and disposals**

	Six months ended	
	30 September	30 September
	2002	2001
	£m	£m
Payments relating to acquisitions of subsidiary	**(78.1)**	-

undertakings		
Net cash acquired with subsidiary undertakings	**2.0**	-
Purchase of associated undertakings	-	(0.6)
Receipts from sale of operations	**4.0**	-
Net cash outflow for acquisitions and disposals	**(72.1)**	(0.6)

ENDS

END

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